EXHIBIT 3.3

O.I. Corporation

Amendment to Bylaws of O.I. Corporation

The Bylaws of O.I. Corporation, an Oklahoma Corporation, are hereby amended as follows:

1.	Section 2 of Article III is hereby amended to read as follows:

The Board of directors shall be composed of eight (8) members who shall be elected annually by the shareholders. Each director elected shall hold office until his successor shall be elected and qualified at an appropriate annual meeting of the shareholders. Subject to any limitations specified by law or in the Articles of Incorporation, the number of Directors may be increased to as many as (13) or decreased to as few as three (3) by resolutions adopted 80% or more of the members of the Board. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

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Adopted by the Board of Directors on

March 7, 2006